UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

IDENTIV, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-29440	77-0444317
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2201 Walnut Avenue, Suite 100,

Fremont, California 94538

(Address of Principal Executive Offices) (Zip Code)

Justin Scarpulla

(949) 250-8888

(Name and telephone number, including area code, of the person to  contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD is being filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. A copy of Identiv, Inc.’s Conflict Minerals Report for the period from January 1, 2021 through December 31, 2021 is filed as Exhibit 1.01 to this Form SD. The information in this Form SD, including the Conflict Minerals Report, is publicly available on our website at www.identiv.com.

Item 1.02 Exhibit

Identiv, Inc. is hereby filing its Conflict Minerals Report as Exhibit 1.01 as required by Item 1.01 of this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01	Conflict Minerals Report of Identiv, Inc. for the year ended December 31, 2021 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Identiv, Inc.

May 25, 2022	By:	/s/ Justin Scarpulla
Justin Scarpulla
Chief Financial Officer